(202) 274-2011	rpomerenk@luselaw.com

October 28, 2004

VIA FACSIMILE

(202) 942-9530

William Friar, Esq.

Gregory Dundas, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Georgetown Bancorp, Inc. (File No. 333-119007)

Registration Statement on Form SB-2

Dear Messrs. Friar and Dundas:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Amended SB-2”). Set forth below are the Company’s responses to the Staff’s comment letter dated October 13, 2004, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company’s numbered responses correspond to the Staff’s comments in its letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Amended SB-2 has been blacklined to reflect changes from the previous filing.

1.

As discussed in the Amended SB-2, the Company’s stock offering is being conducted in the context of the mutual holding company reorganization of Georgetown Savings Bank, a mutual savings bank currently chartered by Massachusetts (the “Bank”). In connection with that reorganization, the Bank is converting from a Massachusetts mutual savings bank to a federal mutual savings bank. Since this charter conversion will be consummated shortly before the consummation of the reorganization, the Office of Thrift Supervision (the “OTS”), which will be the Bank’s primary regulator after the charter conversion, has agreed to allow the Bank to follow the procedures under Massachusetts law for approval of the Bank’s reorganization. Under that law, corporators of the Bank (a body of 49 individuals living in the Bank’s community) approved the reorganization on October 27, 2004. Under Massachusetts law, depositors do not vote on the Bank’s reorganization. Further, under Massachusetts law, corporators may not vote by proxy; accordingly, the Bank did not seek proxies and issued no proxy statement (or prospectus)

William Friar, Esq.

Gregory Dundas, Esq.

October 28, 2004

to corporators. Instead, the Bank circulated an “Information Statement” to assist the corporators in their vote on the reorganization.

2.	All graphics, maps and photographs that will appear in the prospectus are now included in that document, as requested in the comment.

3.	An updated and signed consent of the Company’s independent auditors is included as Exhibit 23.2 to the Amended SB-2, as requested in the comment.

4.	The Company has included a section on “Recent Developments,” beginning on page 27 of the prospectus, in compliance with Item 310(g) of Regulation S-B.

5.	Upon consideration of the staff’s comment, the Company has concluded that a reference on the prospectus cover page to solicitation actions by insiders of the Company is not necessary. We have removed the sentence on the cover page, but retained the reference to Rule 3a4-1 on page 125 of the prospectus.

6.	We have summarized on page 16 of the prospectus the material tax consequences of the reorganization and stock offering, as requested in the comment.

7.	The primary reason for the reorganization and stock offering is to raise capital; accordingly, as stated in the disclosure on page 3 of the prospectus, capital raising is the first cited reason for the reorganization and stock offering.

8.	As requested in the comment, we have revised the disclosure on page 15 and 33 to clarify the Board of Directors’ current intentions with respect to the payment of dividends by the Company.

9.	As requested in the comment, we have supplemented the disclosure on page 24 to clarify the basis for some takeover speculation for mutual holding companies.

10.	OTS regulations require that at least 50% of the stock offering proceeds must be contributed as capital to the Bank (the remaining proceeds may be retained by the Company). However, in the discretion of the Company, more than 50% of the stock offering proceeds may be contributed as capital to the Bank. Management expects to contribute that portion of the proceeds of the stock offering necessary to ensure that the Bank’s tangible capital is at least 10% of its assets upon consummation of the stock offering. The disclosure has been revised in the prospectus to make this clear.

11.	As requested in the comment, we have supplemented the disclosure on page 33 to include the intention to establish three branch offices over the next five years.

William Friar, Esq.

Gregory Dundas, Esq.

October 28, 2004

12.	The origination of single-family loans currently is, and is expected to remain, the Bank’s core lending activity. However, in order to diversify its lending activities, the Bank’s business plan calls for increased originations of multi-family, commercial real estate and commercial loans. We have revised the disclosure on page 45 to make this clear.

13.	As requested in the comment, we have supplemented the disclosure on page 44 to describe how the unallocated component of the Bank’s loan loss allowance is determined.

14.	As requested in the comment, we have added disclosure on page 48 relating to the potential impact on the allowance for loan losses from larger balances of multi-family, commercial real estate and commercial business loans resulting from the execution of the Company’s business plan. After reviewing other aspects of the business plan, we have concluded that additional changes to the discussion are not warranted.

15.	As of June 30, 2004, all of the Bank’s investment securities were taxable. As requested in the comment, we have added a footnote in the Average Balance Sheet and the Rate/Volume Analysis tables to make this clear.

16.	We have confirmed with the Bank that, historically, in excess of 80% of the Bank’s certificates of deposit have been renewed at the Bank. Accordingly, we believe that the disclosure that a “significant” portion of the certificates of deposit will be renewed at the Bank is accurate. Further, we do not believe the disclosure requires clarification or quantification.

17.	As requested in the comment, we have added disclosure at page 56 with respect to SAB 105.

18.	As requested in the comment, we have supplemented the notes to the financial statements to include disclosure on recent accounting pronouncements.

19.	We have added disclosure on page 68 relating to troubled, but performing, loans, as requested in the comment.

20.	As requested in the comment, we have added disclosure on page 103 relating to the annual and aggregate premiums paid for the insurance.

21.	As requested in the comment, we have added disclosure on page 103 relating to the annual and aggregate premiums paid for the insurance.

22.	We have revised the disclosure on page 138, as requested in the comment.

23.	We have revised the note to the financial statements, as requested in the comment.

William Friar, Esq.

Gregory Dundas, Esq.

October 28, 2004

24.	We have revised Note 1 to the financial statements, as requested in the comment.

25.	We have revised page F-11, as requested in the comment.

26.	We have revised page F-11, as requested in the comment.

27.	We have revised page F-11, as requested in the comment.

28.	We have revised page F-18, as requested in the comment.

29.	The Company has disclosed on Page F-18 the amount of loans serviced for others as approximately $854,000. These loans were originated in the period from 1998 through 2002 and are represented by seven loans. The Company did not create a servicing right at time these loans were sold based on SFAS 140 which provides “The provisions of this Statement need not be applied to immaterial items.” The servicing right that would have been created for these loans would have been immaterial. Accordingly, we respectfully submit that additional disclosure with respect to the mortgage servicing rights is not necessary.

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2011 as soon as possible of any additional comments it may have.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

cc:	Mr. John Nolan, Branch Chief

Ms. Lisa Haynes, Staff Accountant

Mr. Robert E. Balletto, President and Chief Executive Officer

Mr. Joseph W. Kennedy, Senior Vice President, Treasurer and Chief Financial Officer

Robert P. Rudolph, Esq., Secretary

Eric Luse, Esq.

Kent M. Krudys, Esq.